UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005
                 ------------

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                    Sequential
        Exhibit               Description                           Page Number
        -------               -----------                           -----------

           1.            Press release on Telabria to Lunch
                         Broadband Network in UK using Alvarion
                         Equipment, dated October 3, 2005                3





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


                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: October 3, 2005               By: /s/ Dafna Gruber
                                       ----------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer






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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE

                   TELABRIA TO LAUNCH BROADBAND NETWORK IN UK
                            USING ALVARION EQUIPMENT
     Voice over IP and Symmetric Data Services to be Provided to Residents,
                        Businesses in South East England

                                       ---


TEL AVIV, Israel, October 3, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the launch by Telabria Networks of a broadband network in the county of Kent, England, using its BreezeACCESS(R) VL and BreezeNET(R) B equipment. Following intensive trials in and around southeast England, Telabria selected Alvarion equipment to offer voice over IP (VoIP) and broadband data services throughout the county to reach the more than 50% of Kent's 1.5 million residents and 60,000 businesses as an alternative to xDSL.


"Unlike other products we tested, BreezeACCESS VL performed exactly as advertised giving us the confidence to begin deploying service immediately," said Jim Baker, CEO and Founder of Telabria Networks. "Specifically we selected VL due to the platform's compact form factor, its low latency and jitter in support of VoIP services, and the system's real-world throughput and performance meeting our stringent requirements overall. Just as important, Alvarion demonstrated a healthy supply chain able to meet the rapid growth in network and subscriber base that we anticipate in the future."


Alvarion's widely deployed BreezeACCESS VL system enables operators to offer VoIP and data services to SMEs, SOHOs, and telecommuters at speeds of up to 25 Mbps per user. The network will operate in 5.8GHz, a band lightly regulated by OFCOM, the UK frequency regulatory body, for fixed broadband wireless operations. The initial roll out includes the city of Canterbury and borough of Swale, with additional areas planned as part of Telabria's ongoing network expansion throughout 2005 and 2006.


            BreezeACCESS VL's enhanced features such as high capacity, encryption, quality of service (QoS) mechanisms, OFDM technology supporting non-line-of-sight (NLOS) operation, and extended reach of up to 20 kilometers (12.5 miles), enable carriers, mobile operators, ISPs, enterprises and others to offer WiMAX capabilities today. Alvarion's BreezeNET B is a wireless point-to-point bridging solution

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

that operates in 5GHz band and serves as an efficient and highly secure solution for building-to-building connectivity and backhauling. It is a cost-effective alternative to expensive leased lines, providing a near-instant link for connecting remote local offices to headquarters, isolated buildings on campuses and industrial zones.


            "Telabria's network is significant due to its large scope in terms of area covered and intended subscribers, and that a combination of data and voice services are being offered to customers," said Tzvika Friedman, CEO of Alvarion. "We are pleased to extend our presence in the UK and look forward to helping other innovative challengers build additional networks to fill holes in the wired broadband network."


            About Telabria Networks

Established in 2003, Telabria is an award-winning regional network operator and wireless product developer based in the United Kingdom. Telabria is building the UK's largest next-generation network that leverages WiMAX-class technology to deliver data, voice and video to enterprise, business, and residential customers. Telabria's service offering - Skylink - offers symmetrical Internet connectivity up to 10Mbps and private circuits up to 45Mbps, with integrated VoIP services. Skylink overcomes the technical barriers of copper-based networks such as line distance and speed, while offering customers significant savings and greater flexibility. Telabria's mSystem family of radio mesh devices deliver wide-area Wi-Fi coverage in campus, metro, and public transportation markets. For more information, visit www.telabria.com.


About Alvarion

            With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.


            Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.


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For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.



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